Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

PROXY STATEMENT FOR THE

EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON APRIL 1st, 2019

CONTENTS

MESSAGE FROM MANAGEMENT	1
GUIDELINES FOR PARTICIPATION	2

DATE, TIME AND VENUE	2
WHO CAN PARTICIPATE IN THE SHAREHOLDERS MEETING	2
QUORUM FOR HOLDING THE MEETING	2
HOW TO PARTICIPATE IN THE SHAREHOLDERS MEETING	2
REQUIRED DOCUMENTATION	2

(i) Participation in Person	2
(ii) Participação via Proxy	3
(iii) Absentee Ballot	3

ADDITIONAL CLARIFICATIONS	4

MEETING AGENDA	5

APPENDIX I — ABSENTEE BALLOT TEMPLATE	7

APPENDIX II — CALL NOTICE	12

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In order to facilitate and encourage shareholder participation, we have prepared this Proxy Statement for the Shareholders Meeting (“Proxy Statement”) of Suzano Papel e Celulose S.A. (“Suzano” or “Company”).

This document, which contains all the necessary information and instructions for shareholder participation in the meeting, as well as instructions for exercising their voting rights at the Extraordinary Shareholders Meeting of the Company to be held on April 1st, 2019 (“Shareholders Meeting”), is aligned with the principles and practices of good corporate governance adopted by the Company.

The Shareholders Meeting will be attended by the Executive Officers of Suzano, at least one representative from the Audit Board and one representative from PricewaterhouseCoopers Auditores Independentes, who will provide all clarifications on the items on the Meeting agenda.

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the Shareholders Meeting.

We look forward to meeting you!

Sincerely,

David Feffer	Walter Schalka
Chairman of the Board	Chief Executive Officer

GUIDELINES FOR PARTICIPATION

Date, Time and Venue

The Shareholders Meeting of the Company will be held on April 1st, 2019, at 9:30 a.m., at the registered office of the Company located at Avenida Professor Magalhães Neto, No. 1752, Bairro Pituba, CEP 41810-012, in the city of Salvador, state of Bahia.

We recommend that you arrive at the venue at least thirty (30) minutes prior to the scheduled time.

Who can participate in the Shareholders Meeting

All the holders of registered common shares issued by Suzano, by themselves or through their duly appointed legal representatives or proxies, can attend the Shareholders Meeting.

Quorum for holding the meeting

To hold the Shareholders Meeting on first call, shareholders holding at least 2/3 of the capital must be present, in view of the proposed amendment of the Bylaws on account of the implementation of the Merger in accordance with the Merger Agreement.

How to participate in the Shareholders Meeting

Shareholders of the Company can participate in the Shareholders Meeting in three ways: (i) in person; (ii) through a proxy duly appointed in accordance with paragraph 1, article 126 of Federal Law 6,404/1976; or (iii) through absentee vote, in accordance with CVM Instruction 481/09, as amended (“ICVM 481/09”).

Required Documentation

(i)                                        Participation in Person

To attend the Shareholders Meeting in person, shareholders must bring proof of their ownership of shares of the Company issued up to four (4) business days prior to the date of the Shareholders Meeting by the stock transfer agent or custody agent, and the following documents, as applicable.

If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

(a)                                Individuals: official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy instrument.

(b)                                Legal Entities: valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers.

(c)                                 Investment Funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(ii)                                   Participation via Proxy:

Proxies must have been constituted less than one (1) year ago and must be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association, or a financial institution.

In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, as per a decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Without prejudice to paragraph 2, article 5 of ICVM 481/2009 and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

(iii)                           Absentee Ballot

In accordance with article 21-A and subsequent articles of ICVM 481/09, shareholders of the Company may cast their vote in shareholders meetings through absentee ballot, to be formalized through an electronic document called “Absentee Ballot” (“Ballot”), a template of which available in

Appendix I and on the website of the Company (ri.suzano.com.br) in the CVM Files section, on the General Shareholders’ Meetings 2019 page.

Absentee voting, using the Ballot, is possible in three ways: (i) by transmitting the instructions for completing the Ballot to their custody agents, if the shares are deposited with a depositary bank; (ii) by transmitting the instructions for completing the Ballot to the financial institution engaged by the Company as its stock transfer agent, if the shares are not deposited with a depositary bank; or (iii) directly to the Company, by post or email, to the addresses provided below. Voting instructions must be received by the custody agent, stock transfer agent or the Company at least seven (7) days prior to the date of the Shareholders Meeting, i.e. by March 25, 2019, except as established otherwise by their custodian or stock transfer agents. If the Ballot is sent directly to the Company, it should be duly initialed, signed and authenticated, and sent with the other documents indicated in items (i) and (ii) above.

Additional Clarifications

For further information, Suzano’s Investor Relations Department is available at the telephone (+55 11) 3503-9330 or e-mail ri@suzano.com.br.

MEETING AGENDA

In accordance with the Call Notice, attached hereto as Appendix II, published in the state register Diário Oficial do Estado da Bahia, the newspapers Correio da Bahia and Valor Econômico, and on the websites of Suzano and the Securities and Exchange Commission of Brazil (http://ri.suzano.com.br/ and www.cvm.gov.br) as of February 28, 2019, the following matters will be submitted to the Shareholders at the Shareholders Meeting:

(i)                                    approval of the Protocol and Justification of the Merger of Fibria Celulose S.A. by Suzano (“Merger Agreement”), executed on February 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company, with the consequent winding up of Fibria (“Merger”);

(ii)                                 ratification of the appointment of PricewaterhouseCoopers, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, pursuant to the terms of article 227 of the Brazilian Corporations Law (“Appraisal Report”);

(iii)                             approval of the Appraisal Report;

(iv)                            approval of the Merger, under the terms of Merger Agreement;

(v)                                change of the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws;

(vi)                             amendment to Clause 5 of the Company’s Bylaws to reflect the amount of its capital stock and the number of shares it is divided by as a result of the capital increase under the authorized capital due to the merger of Eucalipto Holding S.A. completed on January 14, 2019, as approved in the Company’s Shareholders Meeting held on September 13, 2018, and in the Company’s Board of Directors Meeting held on January 10, 2019;

(vii)                          approval of the complementation of the Company’s purpose, to include (a) expressly other activities currently carried out by Fibria; and (b) in the description of the activity listed in line “a” of Clause 4 of the Bylaws to mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws;

(viii)                       approval of the amendment of the Company’s Bylaws to (a) globally amend the Clauses of the Bylaws to adjust the Board of Officers’ designation as used internally by the Company — Statutory Executive Board of Officers; (b) complement the competence of the Board of Directors and Statutory Executive Board of Officers; (c) adjust the Clauses of the Bylaws to other amendments that shall be made in the Bylaws pursuant to the other items of this Call Notice, including with the possible renumbering of these articles due to the extinction of old or addition of new articles to the Company’s Bylaws; (d) include a new paragraph to Clause 20 to allow the Statutory Executive Board of Officers meetings to be performed remotely; (e) amend Clause 25 (renumbered to become Clause 24) due to the change of the Audit Board regiment to not permanent; and (f) amend Clause 26 to clarify the concepts of the formula for calculating the minimum mandatory dividend, without changing the Company’s or its shareholders results;

(ix)                             the termination of the current advice statutory committees to the Board of Directors of the Company, with the consequent exclusion of the current Clause 16 of the Company’s Bylaws;

(x)                                the creation of a Statutory Audit Committee pursuant to applicable laws and regulations, with the inclusion of a new Clause 25 to the Company’s Bylaws to govern the rules, terms and conditions related to the matter hereof; and

(xi)                             re-rectification of the global annual compensation of managers and members of the audit board with respect to the fiscal year of 2018, approved in the Company’s annual shareholders meeting held on April 26, 2018.

We emphasize that the amendments to the Company’s Bylaws, which are the subject to items “v”, “vi” and “vii” of the agenda above, shall only be effective upon the consummation of the Merger, which depend on the satisfaction of certain conditions precedents as set forth in the Merger Agreement.

The Management Proposal and all other documents related to the matters to be voted on at the Meeting are available at the Investor Relations website of Suzano (www.suzano.com.br/ri) and on the websites of B3 S.A. — Brasil, Bolsa, Balcão (http://www.b3.com.br) and the Securities and Exchange Commission of Brazil — CVM (www.cvm.gov.br), as well as at the registered office of the Company (at the address indicated in the section “Guidelines for Participation” above).

APPENDIX I — ABSENTEE BALLOT TEMPLATE

ABSENTEE BALLOT

EXTRAORDINARY GENERAL MEETING (EGM) — SUZANO PAPEL E CELULOSE S.A. OF 04/01/2019

Shareholder’s Name

Shareholder’s CNPJ or CPF

Instructions on how to cast your vote

Please observe the following instructions: (i) all the fields must be correctly completed. If any field is blank or crossed-out, it will be disregarded; (ii) all the pages must be initialed; and (iii) the final page must be signed by the voting shareholder or by their representatives, in case of legal entities. Failure to complete any voting field does not render the ballot void, but only the respective item. The vote will be counted only with regard to voting fields completed correctly. Signatures must be authenticated.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

Shareholders who choose to exercise their absentee ballot directly at the Company must submit the following documents: (i) for individuals: certified copy of identity document with photograph Brazilian (RG) or foreign identity card (RNE), driver’s license (CNH), passport or officially recognized professional association membership document; (ii) for legal entities: certified copy of the articles of organization or bylaws, as applicable, corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the ballot, and a certified copy of an identity document with photograph of such representatives (RG, RNE, CNH, passport or officially recognized professional association membership document); and (iii) for investment funds: consolidated regulations, bylaws or articles or organization, as applicable, of the administrator or manager, corporate documents attesting to the powers of representation, and certified copy of identity document with photograph of its representative (RG, RNE, CNH, passport or officially recognized professional association membership document). Alternatively, shareholders may send their voting instructions to their custody agent or stock transfer agent if their shares are held at the central depositary of the stock exchange, in which case they must observe the rules and procedures established by the custody agent and applicable regulations. Absentee ballots will be received until March 25, 2019.

Postal and e-mail address to send the absentee ballot, if the shareholder chooses to deliver the document directly to the company

Shareholders can submit the original ballot and certified copies of the documents in person or by post to Avenida Brigadeiro Faria Lima, 1355, 8th floor, CEP 01452-919, São Paulo — SP, c/o Legal Department, or send the ballot by e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and brunahd@suzano.com.br, in which case they must also submit the original ballot to the above address. Absentee ballots will be received until March 25, 2019.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3rd floor, Itaim Bibi, São Paulo, SP CEP 04538-132 Tel: +55 11 3003-9285 (state capitals and metropolitan regions)

Tel: 0800 7209285 (other locations)

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Questions regarding the ESM

Simple Resolution

1.                                     Approve the Protocol and Justification of the Merger of Fibria Celulose S.A. by Suzano

(“Merger Agreement”), executed on February 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company, with the consequent termination of Fibria (“Merger”).

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

2.                                     Ratify the appointment of PricewaterhouseCoopers, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, pursuant to the terms of article 227 of the Brazilian Corporations Law (“Appraisal Report”).

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

3.                                     Approve the Appraisal Report.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

4.                                    Approve the Merger, under the terms of Merger Agreement.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

5.                                     Change of the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

6.                                    Amendment to Clause 5 of the Company’s Bylaws to reflect the amount of its capital stock and the number of shares it is divided by as a result of the capital increase under the authorized capital due to the merger of Eucalipto Holding S.A. completed on January 14, 2019, as approved in the Company’s Shareholders Meeting held on September 13, 2018, and in the Company’s Board of Directors Meeting held on January 10, 2019.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

7.                                     Approve the complementation of the Company’s purpose, to include (a) expressly other activities currently carried out by Fibria; and (b) in the description of the activity listed in line “a” of Clause 4 of the Bylaws to mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

8.                                     Approve the amendment of the Company’s Bylaws to (a) globally amend the Clauses of the Bylaws to adjust the Board of Officers’ designation as used internally by the Company — Statutory Executive Board of Officers; (b) complement the competence of the Board of Directors and Statutory Executive Board of Officers; (c) adjust the Clauses of the Bylaws to other amendments that shall be made in the Bylaws pursuant to the other items of this Call Notice, including with the possible renumbering of these articles due to the extinction of old or addition of new articles to the Company’s Bylaws; and (d) include a new paragraph to Clause 20 to allow the Statutory Executive Board of Officers meetings to be performed remotely.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

9.                                     Approve the amendment of Clause 25 of the Bylaws (renumbered to become Clause 24) due to the change of the Audit Board regimen to not permanent.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

10.                              Approve the amendment of Clause 26 of the Bylaws to clarify the concepts of the formula for calculating the minimum mandatory dividend, without changing the Company’s or its shareholders results.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

11.                              Approve the termination of the current advice statutory committees to the Board of Directors of the Company, with the consequent exclusion of the current Clause 16 of the Company’s Bylaws.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

12.                             Approve the creation of a Statutory Audit Committee pursuant to applicable laws and regulations, with the inclusion of a new Clause 25 to the Company’s Bylaws to govern the rules, terms and conditions related to the matter hereof.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

13.                              Re-rectification of the global annual compensation of managers and members of the audit board with respect to the fiscal year of 2018, approved in the Company’s annual shareholders meeting held on April 26, 2018.

☐ Approve ☐ Reject ☐ Abstain

Simple Resolution

14.                              If this Extraordinary Shareholders Meeting is held on second call, can the voting instructions in this Ballot be considered for that Meeting as well?

☐ Yes ☐ No ☐ Abstain

ABSENTEE BALLOT

EXTRAORDINARY GENERAL MEETING (EGM) — SUZANO PAPEL E CELULOSE S.A. OF 04/01/2019

City:
Date:
Signature:
Shareholder’s Name:
Phone Number:

APPENDIX II — Call Notice

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNJP/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano Papel e Celulose S.A. (“Suzano” or “Company”) are hereby invited, in accordance with article 124 of Law No. 6,404/1976 (“Brazilian Corporations Law”), to convene in the Extraordinary Shareholders’ Meeting to be held on April 1st, 2019, at 09:30am, in the Company’s headquarters located at Avenida Professor Magalhães Neto, 1.752, Pituba, in the City of Salvador, State of Bahia, CEP 41810-012, to resolve on the following agenda:

(i)                                    approval of the Protocol and Justification of the Merger of Fibria Celulose S.A. by Suzano (“Merger Agreement”), executed on February 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company, with the consequent winding up of Fibria (“Merger”);

(ii)                                 ratification of the appointment of PricewaterhouseCoopers, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, pursuant to the terms of article 227 of the Brazilian Corporations Law (“Appraisal Report”);

(iii)                             approval of the Appraisal Report;

(iv)                            approval of the Merger, under the terms of Merger Agreement;

(v)                                change of the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws;

(vi)                             amendment to Clause 5 of the Company’s Bylaws to reflect the amount of its capital stock and the number of shares it is divided by as a result of the capital increase under the authorized capital due to the merger of Eucalipto Holding S.A. completed on January 14, 2019, as approved in the Company’s Shareholders Meeting held on September 13, 2018, and in the Company’s Board of Directors Meeting held on January 10, 2019;

(vii)                          approval of the complementation of the Company’s purpose, to include (a) expressly other activities currently carried out by Fibria; and (b) in the description of the activity listed in line “a” of Clause 4 of the Bylaws to mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws;

(viii)                       approval of the amendment of the Company’s Bylaws to (a) globally amend the Clauses of the Bylaws to adjust the Board of Officers’ designation as used internally by the Company — Statutory Executive Board of Officers; (b) complement the competence of the Board of Directors and Statutory Executive Board of Officers; (c) adjust the Clauses of the Bylaws to other amendments that shall be made in the Bylaws pursuant to the other items of this Call Notice, including with the possible renumbering of these articles due to the extinction of old or addition of new articles to the Company’s Bylaws; (d) include a new paragraph to Clause 20 to allow the Statutory Executive Board of Officers meetings to be performed remotely; (e) amend Clause 25 (renumbered to become Clause 24) due to the change of the Audit Board regimen to not permanent; and (f) amend Clause 26 to clarify the concepts of the formula for calculating the minimum mandatory dividend, without changing the Company’s or its shareholders results;

(ix)                             the termination of the current advice statutory committees to the Board of Directors of the Company, with the consequent exclusion of the current Clause 16 of the Company’s Bylaws;

(x)                                the creation of a Statutory Audit Committee pursuant to applicable laws and regulations, with the inclusion of a new Clause 25 to the Company’s Bylaws to govern the rules, terms and conditions related to the matter hereof; and

(xi)                             re-rectification of the global annual compensation of managers and members of the audit board with respect to the fiscal year of 2018, approved in the Company’s annual shareholders meeting held on April 26, 2018.

We emphasize that the amendments to the Company’s Bylaws, which are the subject to items “v”, “vi” and “vii” of the agenda above, shall only be effective upon the consummation of the Merger, which depend on the satisfaction of certain conditions precedents as set forth in the Merger Agreement.

The Management Proposal, enclosing the following documents, is available to Shareholders on the Company’s headquarters, as well as in the Company’s investor relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil

(“CVM”) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão) (www.b3.com.br): (i) Absentee Ballot; (ii) the Merger Agreement and its annexes; (iii) the main terms of the Merger, as required by article 20-A of CVM Instruction No. 481, dated as of December 17, 2009, as amended (“Instruction No. 481”); (iv) the Appraisal Report; (v) information required under appendix 21 of Instruction No. 481; and (vi) information required by article 11 of Instruction No. 481, as well as the Proxy Statement of the Meeting.

General Instructions

Shareholders may participate in the Shareholders Meeting in person or through a proxy duly constituted in accordance with paragraph 1st, article 126 of the Brazilian Corporations Laws. Accordingly, proxies must have been constituted less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association (Ordem dos Advogados do Brasil), or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Shareholders must attend the Shareholders Meeting with proof of ownership of shares issued by the Company issued by the stock transfer agent or custody agent up to four (4) business days prior to the date of the Shareholders Meeting, and: (i) in case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (ii) in case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and (iii) in case of investment funds, valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of managers of the administrator or manager. If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified prior to the Shareholders Meeting.

Notwithstanding the provisions of paragraph 2, article 5 of Instruction No. 481 and in accordance with the practice adopted by the Company in recent call notices, to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the headquarters of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

The Company informs that will implement an absentee voting system, pursuant to Instruction No. 481, enabling its shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or by the custody agent, as applicable, by March 25, 2019 (inclusive), except otherwise determined by the custody agent or stock transfer agent. For more information, shareholders must observe the provisions set forth in Instruction No. 481 and the procedures described in the absentee ballots made available by the Company.

São Paulo, February 28, 2019.

David Feffer

Chairman of the Board of Directors